Exhibit 99.1

Jun 18, 2008 08:26 ET

China Cablecom Completes Phase One Acquisition of Hubei Chutian Network

Phase One of Hubei Acquisition Adds Over 800,000 Paying Subscribers; China Cablecom's Total Paying Subscribers After Acquisition Exceeds 1.2 Million

SHANGHAI, CHINA--(Marketwire - June 18, 2008) - China Cablecom Holdings, Ltd. ("China Cablecom") (OTCBB: CCCHF) (OTCBB: CCCZF) (OTCBB: CCCWF), a joint-venture provider of cable television services in the People's Republic of China (PRC), today announced that it has completed the first phase of a previously announced agreement to acquire a 60 percent economic interest in Hubei Chutian Video & Information Network ("Hubei Broadcasting"), a joint venture with Hubei Chutian Broadcasting and Television Network Co., Ltd. ("Hubei Chutian"), a local state-owned enterprise, owned by the Hubei branches of China's State Administration of Radio Film and Television ("SARFT") and nine other municipal branches of China's SARFT in Hubei province.

The consummation of phase one, representing 17 cities, of the Hubei Broadcasting acquisition secures over 800,000 additional paying subscribers for China Cablecom. Total consideration to be paid for phase one will be approximately $55 million and will be payable in installments. China Cablecom will be able to consolidate 60 percent of the financial results of operations and cash flows of Hubei Broadcasting into its financial results pursuant to US Generally Accepted Accounting Principles from the date of closing. Phase two, which was previously announced, would represent an additional 800,000 paying subscribers and is pending further due diligence and execution of definitive agreements.

Located in the Hubei province in central China, Hubei Chutian controls over 30 cable network systems, which serve approximately 50 percent of a total provincial population base of 60.3 million. The Hubei Chutian cable network passes 4.5 million homes and has approximately 3.0 million paying subscribers.

Summary financial information, reflecting 100 percent of Hubei Chutian on a stand-alone basis, and non-financial operating metrics for the 17 cities acquired is as follows:

	2006	2007	% Increase	Quarter ended March 31, 2008
(revenues and EBITDA in millions)	(audited)			(unaudited)
Revenues	$14.3	$19.3	35%	$6.1

EBITDA	$6.2	$8.0	29%	$2.5

Paying subscribers	664,601	784,642	18%	821,342

ARPU	$1.79	$2.05	15%	$2.05

Hubei Chutian's audited balance sheet at December 31, 2007 reported $44.5 million in property, plant and equipment, net of depreciation, and $7.1 million in equity.

Selected unaudited pro forma information, reflecting China Cablecom's 60 percent consolidation of the 17 cities acquired from Hubei Chutian, is as follows:

Consolidated pro forma China Cablecom (1)		Quarter ended
(revenues and EBITDA in millions)	2007	March 31, 2008

Revenues	$26.3	$8.1

EBITDA	$7.3	$2.3

Paying subscribers	1.1 million	1.2 million

(1) Assumes the following took place on January 1, 2007: (1) the business combination between Jaguar Acquisition Corporation and China Cablecom and (2) the consummation of the consolidation of 17 cities included in phase one of the Hubei Broadcasting acquisition.

Selected statistical and demographic information relating to the 17 cities acquired in phase one are as follows:

Total households	2.7 million
Homes passed	1.0 million
Cable TV penetration	38.5%
Population	9.2 million
GDP growth (Hubei province)	22.1%

According to analysis by Skillnet GmbH, Hubei Province has the 6th largest cable broadcasting market in the PRC. Government directives mandate the conversion of the entire country to digital cable TV by 2015, which allows cable TV operators to drive significant revenue growth and enhance margins which is complemented by selling higher priced value-added services and content, such as broadband internet service. According to the digitalization plan announced by SARFT, by 2010, 57 percent of cable households in the Hubei province are expected to convert to digital, an increase of approximately 110 percent, while ARPUs are expected to reach approximately $3.45 per month, representing an approximate 72 percent increase from current levels associated with existing subscribers of analog service.

This is the second major acquisition by China Cablecom since the company was founded in October of 2006. It follows the company's September 2007 acquisition of Binzhou Broadcasting and Television Information Network Co., Ltd. ("Binzhou Broadcasting"), an operating cable TV joint venture with a local SOE owned by the Binzhou branches of SARFT in the Shandong province.

"I am very pleased to report our closure of phase one of the acquisition of Hubei on schedule. With over 1.2 million current paying subscribers, China Cablecom ranks as one of the largest cable operators in the world by subscribers," says Clive Ng, founder and Executive Chairman of China Cablecom. "Our team continues to successfully execute our expansion goals and securing this joint venture has allowed us to create significant organic growth opportunities through recurring subscription-based revenues thereby strengthening our cash flow from operations."

Mr. Ng concluded, "With the nation-wide digital migration initiative gaining momentum, China Cablecom is committed to its digitization strategy as we move into the new era of digital TV broadcasting. We will continue to look for profitable acquisition opportunities to diversify revenue and enhance the long term value of China Cablecom Holdings for its shareholders."

Outlook for the full year 2008 (1)

To enhance comparability, China Cablecom is providing its outlook for 2008 on a pro forma basis.

For full year 2008, China Cablecom anticipates pro forma EBITDA of $11 million as we continue to add analog and digital subscribers throughout 2008.

On a GAAP basis, China Cablecom anticipates the recognition of a net loss of $10 million for full year 2008. The net loss for 2008 is primarily attributable to (1) the non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisitions of Binzhou Broadcasting and Hubei Broadcasting and (2) non-cash interest expense associated with the original issue debt discount and deferred financing costs relating to China Cablecom's September 2007 bridge financing and May 2008 convertible note financing.

2008 (1)

Homes passed	1.8 million
Paying subscribers	1.4 million
Digital subscribers	300,000

(1) The pro forma projections assume that the following took place on January 1, 2008: (1) the business combination between Jaguar Acquisition Corporation and China Cablecom and (2) the consummation of the consolidation of 17 cities acquired in phase one of the Hubei Broadcasting acquisition. Pro forma EBITDA is defined as net loss before interest, taxes, depreciation, amortization and other non-recurring acquisition-related charges.

About China Cablecom Holdings

China Cablecom Holdings is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog & digital cable services. China Cablecom recently entered into an agreement to acquire a 60 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 800,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs owned directly or indirectly by local branches of SARFT in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom operates 22 cable networks with over 1.2 million paying subscribers. China Cablecom Holdings' strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks it operates.

Non-GAAP Financial Measures

This release contains discussion of China Cablecom's revenues, and projected and pro forma revenues, as well as earnings before interest, taxes, depreciation and amortization (EBITDA) and projected/pro forma EBITDA and EBITDA and projected/pro forma ARPU. Although EBITDA and projected/pro forma EBITDA are not measures of financial condition or performance determined in accordance with Generally Accepted Accounting Principles, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA and projected/pro forma EBITDA are not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non-GAAP financial measures appearing elsewhere herein relating to Hubei Chutian on a stand-alone basis to the most closely analogous GAAP measures:

	Year Ended December 31,
	2006	2007	Quarter Ended March 31, 2008
		(unaudited)
Net income	$2,485,968	$3,442,004	$1,080,721
Depreciation and amortization	2,752,914	3,892,797	1,146,258
Interest income	(9,145)	(14,620)	(3,715)
Interest & finance	49,111	109,793	19,146
Income tax	953,609	617,060	249,231
Non-GAAP income (EBITDA)	$6,232,457	$8,047,034	$2,491,641

Below is a table reconciling certain non-GAAP financial measures relating to China Cablecom's consolidated pro forma net income, reflecting China Cablecom's 60 percent consolidation of Binzhou Broadcasting and the 17 cities acquired from Hubei Chutian, to the most closely analogous GAAP measures:

	2007	Quarter Ended March 31, 2008
	(Unaudited in USD)
Net income	$276,970	(927,762)
Amortization	652,851	618,345
Depreciation	3,637,744	1,265,553
Interest income	(107,333)	(20,696)
Interest & finance	2,326,105	1,096,689
Income tax	513,005	226,227
Non-GAAP income (EBITDA)	$7,299,342	$2,258,356

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Registration Statement on Form S-1 filed on April 18, 2008.

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES - CARVE-OUT)
COMBINED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

	(Audited)
	2007 USD	2006 USD
Revenues, net	$19,294,877	$14,266,818
Cost of revenues	(2,205,021)	(1,805,627)
Gross profit	17,089,856	12,461,191
General and administrative expenses	(5,224,199)	(3,812,870)
Sales and marketing expenses	(8,169,038)	(5,676,668)
Finance cost	(109,793)	(49,111)
Operating income	3,586,826	2,922,542
Interest income	14,620	9,145
Other income	457,618	507,890
Income before income taxes	4,059,064	3,439,577
Provision for income tax	(617,060)	(953,609)
Net income	$3,442,004	$2,485,968

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES - CARVE-OUT)
COMBINED BALANCE SHEETS
DECEMBER 31,

	(Audited)
	2007	2006
Assets	USD	USD
Current assets
Cash	$1,933,257	$1,992,309
Accounts receivable, net	272,500	222,378
Prepayments and other receivables	1,239,969	1,579,312
Inventories	1,061,075	947,938
Total current assets	4,506,801	4,741,937
Non-current assets
Property, plant and equipment, net	44,471,683	39,472,481
Intangible assets, net	233,665	223,382
Construction in progress	345,020	500,638
Deferred tax assets	73,371	22,886
Total non-current assets	45,123,739	40,219,387
Total assets	$49,630,540	$44,961,324
Liabilities and equity
Current liabilities
Accounts payable	$3,144,547	$2,725,914
Accrued expenses and other payables	4,822,359	5,957,103
Amounts due to Hubei Chutian	32,170,242	31,282,540
Tax payable	2,377,540	1,639,614
Total current liabilities	42,514,688	41,605,171
Equity
Retained earnings	6,716,275	3,274,271
Accumulated other comprehensive income Foreign currency translation adjustment	399,577	81,882
Total equity	7,115,852	3,356,153
Total liabilities and equity	$49,630,540	$44,961,324

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES - CARVE-OUT)
COMBINED STATEMENTS OF OPERATIONS

	(Unaudited)
	Quarter ended March 31, 2008 USD	Quarter ended March 31, 2007 USD
Revenues, net	$6,075,086	$4,558,491
Cost of revenues	(765,716)	(467,852)
Gross profit	5,309,370	4,090,639
General and administrative expenses	(1,915,945)	(1,278,424)
Sales and marketing expenses	(2,351,604)	(2,005,288)
Finance cost	(19,146)	(37,047)
Operating income	1,022,675	769,880
Interest income	3,715	2,304
Other income	303,562	205,163
Income before income taxes	1,329,952	977,347
Provision for income tax	(249,231)	(141,061)
Net income	$1,080,721	$836,286

HUBEI CHUTIAN RADIO & TELEVISION INFORMATION NETWORK CO., LTD.
(17 BRANCHES - CARVE-OUT)
COMBINED BALANCE SHEETS

	(Unaudited)
Assets	March 31, 2008 USD	December 31, 2007 USD
Current assets
Cash	$2,153,767	$1,933,257
Accounts receivable, net	225,728	272,500
Prepayments and other receivables	1,651,488	1,239,969
Inventories	1,467,114	1,061,075
Total current assets	5,498,097	4,506,801
Non-current assets
Property, plant and equipment, net	46,352,388	44,471,683
Intangible assets, net	242,540	233,665
Construction in progress	776,599	345,020
Deferred tax assets	81,931	73,371
Total non-current assets	47,453,458	45,123,739
Total assets	$52,951,555	$49,630,540
Liabilities and equity
Current liabilities
Accounts payable	$3,151,358	$3,144,547
Accrued expenses and other payables	6,091,798	4,822,359
Amounts due to Hubei Chutian	32,471,396	32,170,242
Tax payable	2,729,339	2,377,540
Total current liabilities	44,443,891	42,514,688
Equity
Retained earnings	7,796,996	6,716,275
Accumulated other comprehensive income Foreign currency translation adjustment	710,668	399,577
Total equity	8,507,664	7,115,852
Total liabilities and equity	$52,951,555	$49,630,540

Investor Relations
HC International, Inc.
Ted Haberfield
Executive VP
Phone: +1-760-755-2716
E-mail: thaberfield@HCInternational.net

China Cablecom Holdings, Ltd.
www.chinacablecom.net

CONTACT:
Debra Chen
(1-917-499-8129)
Email: debra@chinacablecom.net